SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the year ended December 31, 1997.

                                       OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 for the transition period from ________ to ________.

                         Commission file number: 0-16900

A. Full title of plan and the address of the plan, if different from that of issuer named below:

         SUPER RITE FOODS, INC.
         EMPLOYEE INVESTMENT OPPORTUNITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Richfood Holdings, Inc.
         4860 Cox Road, Suite 300
         Glen Allen, Virginia  23060

Required Information

1. Audited Statements of Assets Available for Plan Benefits - As of December 31, 1996 and 1997 (attached).

2. Audited Statements of Changes in Assets Available for Plan Benefits - Years ended December 31, 1996 and 1997 (attached).

3. Written consents of the accountants with respect to the plan annual financial statements' incorporation by reference in a registration statement on Form S-8 under the Securities Exchange Act of 1933 (attached).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   June 29, 1998                           SUPER RITE FOODS, INC.
                                                 EMPLOYEE INVESTMENT
                                                 OPPORTUNITY PLAN FOR

                                                 By /s/ John C. Belknap
                                                   ----------------------------
                                                   John C. Belknap
                                                   Executive Vice President and
                                                   Chief Financial Officer

                       Financial Statements and Schedules
                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan
                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                       Financial Statements and Schedules

                           December 31, 1997 and 1996



                               TABLE OF CONTENTS




Report of Independent Auditors...........................................1

Financial Statements

Statements of Assets Available for Plan Benefits.........................2
Statements of Changes in Assets Available for Plan Benefits..............3
Notes to Financial Statements............................................4


Schedules

Line 27a - Schedule of Assets Held for Investment Purposes..............12
Line 27d - Schedule of Party-in-Interest and Reportable Transactions....13

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Richfood Holdings, Inc.

We have audited the accompanying statements of assets available for plan benefits of the Super Rite Foods, Inc. Employee Investment Opportunity Plan (the
Plan) as of December 31, 1997 and 1996, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Super Rite Foods, Inc. Employee Investment Opportunity Plan at December 31, 1997 and 1996, and the changes in assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of assets held for investment purposes as of December 31, 1997, and party-in-interest and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The accompanying schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         / s / Ernst & Young LLP
Richmond, Virginia
June 26, 1998

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                Statements of Assets Available for Plan Benefits



                                                                                     DECEMBER 31,
                                                                                 1997             1996
                                                                        ------------------ ----------------
ASSETS
Investments, at fair value:
   Mutual funds                                                          $     2,103,864    $    1,720,656
   Guaranteed interest contract                                                7,053,013         6,620,032
   Richfood Holdings, Inc. common stock                                        5,514,754         5,159,834
   Loans to participants                                                       1,577,024         1,418,741
                                                                        ------------------ ----------------
                                                                              16,248,655        14,919,263

Contributions receivable:
   Participant                                                                    10,857            40,185
   Matching employer                                                               3,107                 -
                                                                        ------------------ ----------------
                                                                                  13,964            40,185
                                                                        ------------------ ----------------
Assets available for plan benefits                                           $16,262,619       $14,959,448
                                                                        ================== ================


See accompanying notes to financial statements.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

          Statements of Changes in Assets Available for Plan Benefits



                                                                                YEAR ENDED DECEMBER 31,
                                                                                 1997              1996
                                                                        ------------------ ----------------
Investment income:
   Interest and dividends                                                $       597,170   $        751,856
   Net appreciation in fair value of investments                               1,126,265          2,282,089
                                                                        ------------------ ----------------
                                                                               1,723,435          3,033,945
Contributions:
   Participant contributions                                                     972,273          1,520,241
   Matching employer contributions                                               280,998            353,061
                                                                        ------------------ ----------------
                                                                               1,253,271          1,873,302
                                                                        ------------------ ----------------

                                                                               2,976,706          4,907,247

Deductions:
   Participant distributions and withdrawals                                   1,633,136          1,552,697
   Rollover distributions to affiliated plan                                           -          7,582,070
   Administrative expenses                                                        40,399             29,867
                                                                        ------------------ ----------------
                                                                               1,673,535          9,164,634
                                                                        ------------------ ----------------
Net increase (decrease) in assets available for plan benefits
                                                                               1,303,171         (4,257,387)
Assets available for plan benefits at beginning of year                       14,959,448         19,216,835
                                                                        ------------------ ----------------

Assets available for plan benefits at end of year                            $16,262,619        $14,959,448
                                                                        ================== ================


See accompanying notes to financial statements.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                         Notes to Financial Statements

                           December 31, 1997 and 1996



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies of the Super Rite Foods, Inc. Employee Investment Opportunity Plan (the Plan).

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, interest and dividend income and contributions are recognized as earned; benefits paid to participants and administrative expenses are recognized when incurred; and net appreciation (depreciation) in the fair value of investments is recognized as it occurs.

Purchases and sales of securities are recorded as of the trade date. The cost of investments sold is determined on the basis of average cost.

INVESTMENTS

Ownership of the various mutual funds held by Prudential Investments Retirement Services, the Plan's custodian, is expressed in number of shares. Each share is valued by the Plan's custodian based upon quoted market prices.

Investments in the guaranteed interest contract are valued at contract value, which approximates fair value.

The fair value of Richfood Holdings, Inc. common stock (Richfood Stock
Fund) is based upon the price of the stock as of the end of the plan year, as quoted on the New York Stock Exchange.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                   Notes to Financial Statements (continued)





1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

2. SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

GENERAL

The Plan is a defined contribution plan and is subject to certain of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by Richfood Holdings, Inc. (the Employer or the Company), parent company of Super Rite Foods, Inc. and its subsidiaries. The Plan custodian is Prudential Investments Retirement Services. The trustees of the Plan are officers of the Company.

ELIGIBILITY

Under the Plan, participation is available to all non-union employees of Super Rite Foods, Inc. and its subsidiaries, a wholly-owned subsidiary of Richfood Holdings, Inc., who are not eligible for participation in the Richfood Holdings, Inc. Savings and Stock Ownership Plan, have attained age 21 and have completed six months of service.

CONTRIBUTIONS

Each employee participating in the Plan may elect to make pre-tax contributions of not less than 1% nor more than 15% of his or her compensation for the Plan year, in 1% increments. Participant contributions during any Plan year are subject to Internal Revenue Code limitations. This limitation was $9,500 in 1997 and 1996. During 1996, the minimum pre-tax employee contribution percentage was changed from 3% to 1%.

The Employer makes matching contributions in an amount equal to 35% of the participant's pre-tax contributions of up to 6% of compensation. In addition, the Employer may make discretionary contributions to be determined by Richfood Holdings, Inc.'s Board of Directors. The Employer's contributions are made in shares of Richfood Holdings, Inc. common stock. The Employer made matching contributions to the Plan of $280,998 and $353,061 for the years ended December 31, 1997 and 1996, respectively. The Employer did not make any discretionary contributions during 1997 or 1996.

INVESTMENT OPTIONS

The Plan has entered into an administrative agreement with Prudential Investments Retirement Services providing for the management, investment, and reinvestment of Plan assets. The Plan provides for nine separate investment options which are described as follows:

     Prudential MoneyMart Assets - invests primarily in high quality money market instruments maturing in thirteen months or less.

     Prudential Government Income Fund - invests primarily in U.S. Government securities issued by the U.S. Treasury.

     Prudential Balanced Portfolio and Prudential Active Balanced Fund - consist of a diversified portfolio of equity securities, debt obligations and money market instruments.

     Prudential Stock Index Fund - invests in a broad mix of stocks that are designed to duplicate the performance of the S&P 500.

     Prudential Jennison Growth Fund - consists of investments in equity securities of established companies with above-average growth prospects.

     Prudential International Stock Fund - invests primarily in equity securities of foreign companies.

     Prudential Guaranteed interest contract - invests primarily in fixed income securities having short to intermediate maturities.

     Richfood Stock Fund - consists of investments in common stock of Richfood Holdings, Inc.

LOANS TO PARTICIPANTS

Under the terms of the Plan, participants may elect to borrow 50%, subject to a minimum of $1,000, of their vested account balances. The terms of the loans are set based on the nature of the borrowings. The Plan Administrator determines the interest rates to be charged for participant loans based on comparable lending rates used by third parties.

VESTING, DISTRIBUTIONS AND WITHDRAWALS, AND PLAN TERMINATION

Participants are at all times fully vested in their tax-deferred (pre-tax) contributions and such amounts are never subject to forfeiture; however, tax-deferred contributions may not be withdrawn except in the event of hardship, death, disability, retirement or termination of employment.

Employer contributions are fully vested with participants after three years of service, but may not be withdrawn except in the event of hardship, death, disability, retirement or termination of employment. In the case of hardship, a participant may apply for a distribution (in accordance with the provisions of the Plan) of a portion of his or her interest in employer contributions only after amounts in the employee's pretax contribution accounts have been withdrawn.

Distributions and withdrawals, pursuant to the provisions of the Plan, are based on the fair value of the participants' accounts as of the effective valuation date.

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants are fully vested in their accounts, including that portion relating to employer contributions.

INCOME TAXES

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated August 15, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code. The Plan Administrator is not aware of any actions or events in the operation of the Plan that would jeopardize the Plan's qualified status.

3. INVESTMENTS

The Plan's investments are held by Prudential Investments Retirement Services, the Plan's custodian. The fair value of each investment maintained by Prudential Investments Retirement Services, including individual investments that represent 5% or more of assets available for plan benefits, as of December 31, 1997 and 1996 is presented in Note 7.

4. INVESTMENT TRANSFERS

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund transferred to any of the other available investment funds upon request, with certain restrictions.

During 1996, approximately $7,582,000 was transferred from the Plan to the Richfood Holdings, Inc. Savings and Stock Ownership Plan (a plan covering substantially all employees of Richfood Holdings, Inc., parent company of Super Rite Foods, Inc. and its subsidiaries). This transaction results from the designation of approximately 150 participants that were formerly employees of Super Rite Foods, Inc. and its subsidiaries as employees of Richfood Holdings, Inc.

5. ADMINISTRATIVE EXPENSES

In accordance with the Plan Document, administrative expenses are generally paid by the Employer.

6. YEAR 2000 (UNAUDITED)

During 1997, the Company developed, and began implementing, a strategic, long-term information technology plan to upgrade its core application systems, including those systems that impact the processing of employee benefits. Concurrently, it has developed, and is implementing, a plan to ensure that such systems are year 2000 compliant. The Company believes that with the currently planned system conversions and upgrades, as well as certain additional modifications to existing software, the Company will achieve year 2000 compliance without any significant operational problems related to the Company's information systems. The Company is also communicating with Plan's significant service provides to coordinate year 2000 compliance. The Plan's service providers have indicated that they are presently taking steps to ensure that the PlanIs systems and operations will be Year 2000 compliant.

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                    Notes to Financial Statements (continued)




7. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1997 is as follows:


                                     MONEY      GOV'T.               ACTIVE    STOCK        JENNISON                 GUARANTEED
                                     MART      INCOME    BALANCED   BALANCED   INDEX FUND  GROWTH FUND  INTERNATIONAL INTEREST
                                      ASSETS     FUND    PORTFOLIO    FUND                               STOCK FUND   CONTRACT
                                     --------- --------- ---------- ---------- ----------- ------------ ----------- -----------
Additions to assets attributable
  to:
  Investment income:
   Interest and dividends             $ 6,763   $ 6,493    $4,818     $5,610    $ 3,705      $  7,079    $  6,099   $  498,430
   Net appreciation in fair value
  of                                        -     1,982     9,820     18,051     57,982       249,720       7,422            -
     investments
                                     --------- --------- ---------- ---------- ----------- ------------ ----------- -----------
                                        6,763     8,475    14,638     23,661     61,687       256,799      13,521      498,430

  Contributions:
   Participant contributions           10,375    16,655    18,479     31,034     45,154        88,584      39,212      631,609
   Matching employer contributions          -         -         -          -          -             -           -            -
                                     --------- --------- ---------- ---------- ----------- ------------ ----------- -----------
                                       10,375    16,655    18,479     31,034     45,154        88,584      39,212      631,609
                                     --------- --------- ---------- ---------- ----------- ------------ ----------- -----------
                                       17,138    25,130    33,117     54,695    106,841       345,383      52,733    1,130,039

Deductions from assets attributable to:
  Participant distributions and
   withdrawals                         18,845     3,118     4,493     78,572     39,262       203,569      68,438      630,819
  Administrative expenses                  30         -        26          -         15             5           -        2,671
                                     --------- --------- ---------- ---------- ----------- ------------ ----------- -----------
                                       18,875     3,118     4,519     78,572     39,277       203,574      68,438      633,490

Interfund transfers                       187    (4,478)    1,870     (6,355)    84,878        58,961      29,481      (63,568)
                                     --------- --------- ---------- ---------- ----------- ------------ ----------- -----------
Net (decrease) increase in assets      (1,550)   17,534    30,468    (30,232)   152,442       200,770      13,776      432,981

Assets available for plan benefits:
  Beginning of year                   135,549    68,806    80,652    208,274    146,223       862,260     218,892    6,620,032
                                     --------- --------- ---------- ---------- ----------- ------------ ----------- -----------
  End of year                        $133,999   $86,340  $111,120   $178,042   $298,665    $1,063,030    $232,668   $7,053,013
                                     ========= ========= ========== ========== =========== ============ =========== ===========



                                       RICHFOOD
                                        STOCK      LOANS TO    CONTRIBUTIONS
                                         FUND     PARTICIPANTS  RECEIVABLE     TOTAL
                                      ----------- ------------ ------------ ------------
Additions to assets attributable
  to:
  Investment income:
   Interest and dividends             $   58,173   $       -     $     -    $   597,170
   Net appreciation in fair value
  of                                     781,288           -           -      1,126,265
     investments
                                      ----------- ------------ ------------ ------------
                                         839,461           -           -      1,723,435

  Contributions:
   Participant contributions             120,499           -     (29,328)       972,273
   Matching employer contributions       277,891           -       3,107        280,998
                                      ----------- ------------ ------------ ------------
                                         398,390           -     (26,211)     1,253,271
                                      ----------- ------------ ------------ ------------
                                       1,237,851           -     (26,221)     2,976,706

Deductions from assets attributable t
  Participant distributions and
   withdrawals                           487,592      98,428           -      1,633,136
  Administrative expenses                 37,652           -           -         40,399
                                      ----------- ------------ ------------ ------------
                                         525,244      98,428           -      1,673,535

Interfund transfers                     (357,687)    256,711           -              -
                                      ----------- ------------ ------------ ------------
Net (decrease) increase in assets        354,920     158,283     (26,221)     1,303,171

Assets available for plan benefits:
  Beginning of year                    5,159,834   1,418,741      40,185     14,959,448
                                      ----------- ------------ ------------ ------------
  End of year                         $5,514,754  $1,577,024     $13,964    $16,262,619
                                      =========== ============ ============ ============


7. SUMMARY OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS BY ACCOUNT

A summary of the changes in assets available for plan benefits, by account, for the year ended December 31, 1996 is as follows:


                                      MONEY      GOV'T.               ACTIVE    STOCK      JENNISON                 GUARANTEED
                                      MART       INCOME   BALANCED   BALANCED   INDEX      GROWTH     INTERNATIONAL  INTEREST
                                       ASSETS     FUND    PORTFOLIO    FUND       FUND       FUND      STOCK FUND    CONTRACT
                                      ---------- -------- ---------- ---------- ---------- ---------- ------------- ------------
Additions to assets attributable to:
  Investment income:
   Interest and dividends             $ 12,088   $ 8,624  $  5,663   $  8,719   $  2,936   $   5,904     $ 5,561    $  655,898
   Net (depreciation) appreciation
  in                                         -    (3,590)   11,047     25,910     26,020     151,594      35,964             -
     fair value of investments
                                      ---------- -------- ---------- ---------- ---------- ---------- ------------- ------------
                                        12,088     5,034    16,710     34,629     28,956     157,498      41,625       655,898

  Contributions:
   Participant contributions            13,564    21,344    35,932     56,978     35,032     175,551      46,791       877,323
   Matching employer contributions           -         -         -          -          -           -           -             -
                                      ---------- -------- ---------- ---------- ---------- ---------- ------------- ------------
                                        13,564    21,344    35,932     56,978     35,032     175,551      46,791       877,323
                                      ---------- -------- ---------- ---------- ---------- ---------- ------------- ------------
                                        25,652    26,378    52,642     91,607     63,988     333,049      88,316     1,533,221

Deductions from assets attributable
  to:
  Participant distributions and
   withdrawals                          50,887     6,055     1,111     53,031        875      91,464       8,310       746,023
  Rollover distributions to             40,552    62,095    82,435    155,848     81,588     469,791     104,228     3,284,049
  affiliated plan
  Administrative expenses                   10         -         -          -         10          10           -           976
                                      ---------- -------- ---------- ---------- ---------- ---------- ------------- ------------
                                        91,449    68,150    83,546    208,879     82,473     561,265     112,538     4,031,048

Interfund transfers                     35,073    (8,637)    7,948    (29,726)    40,846       9,222      43,606       (41,302)
                                      ---------- -------- ---------- ---------- ---------- ---------- ------------- ------------
Net (decrease) increase in assets      (30,724)  (50,409)  (22,956)  (146,998)    22,361    (218,994)     19,384    (2,539,129)

Assets available for plan benefits:
  Beginning of year                    166,273   119,215   103,608    355,272    123,862   1,081,254     199,508     9,159,161
                                      ---------- -------- ---------- ---------- ---------- ---------- ------------- ------------
  End of year                         $135,549   $68,806  $ 80,652   $208,274   $146,223   $ 862,260    $218,892    $6,620,032
                                      ========== ======== ========== ========== ========== ========== ============= ============



                                       RICHFOOD
                                        STOCK       LOANS TO    CONTRIBUTIONS
                                         FUND     PARTICIPANTS   RECEIVABLE     TOTAL
                                      ----------- ------------- ------------ ------------
Additions to assets attributable to:
  Investment income:
   Interest and dividends             $   46,463   $       -      $     -    $  751,856
   Net (depreciation) appreciation
  in                                   2,035,144           -            -     2,282,089
     fair value of investments
                                      ----------- ------------- ------------ ------------
                                       2,081,607           -            -     3,033,945

  Contributions:
   Participant contributions             241,779      11,341        4,606     1,520,241
   Matching employer contributions       359,666       1,278       (7,883)      353,061
                                      ----------- ------------- ------------ ------------
                                         601,445      12,619       (3,277)    1,873,302
                                      ----------- ------------- ------------ ------------
                                       2,683,052      12,619       (3,277)    4,907,247

Deductions from assets attributable
  to:
  Participant distributions and
   withdrawals                           407,691     187,250            -     1,552,697
  Rollover distributions to            3,301,484           -            -     7,582,070
  affiliated plan
  Administrative expenses                 28,861           -            -        29,867
                                      ----------- ------------- ------------ ------------
                                       3,738,036     187,250            -     9,164,634

Interfund transfers                       39,296     (96,326)           -             -
                                      ----------- ------------- ------------ ------------
Net (decrease) increase in assets     (1,015,688)   (270,957)      (3,277)   (4,257,387)

Assets available for plan benefits:
  Beginning of year                    6,175,522   1,689,698       43,462    19,216,835
                                      ----------- ------------- ------------ ------------
  End of year                         $5,159,834  $1,418,741      $40,185    $14,959,448
                                      =========== ============= ============ ============

                                    Schedules

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

           Line 27a - Schedule of Assets Held For Investment Purposes

                                December 31, 1997


                                                            UNITS             COST           FAIR VALUE
                                                       ---------------- ----------------- ------------------
Mutual funds maintained by Prudential Investments
  Retirement Services:
     MoneyMart Assets                                        133,999          $ 133,999        $   133,999
     Government Income Fund                                    9,551             83,427             86,340
     Balanced Portfolio                                        9,049            115,851            111,120
     Active Balanced Fund                                     13,633            165,870            178,042
     Stock Index Fund                                         13,669            233,931            298,665
     Jennison Growth Fund                                     77,537            898,305          1,063,030
     International Stock Fund                                 13,160            216,753            232,668
                                                                        ----------------- ------------------
        Total mutual funds                                                    1,848,136          2,103,864
Guaranteed interest contract                                       -          7,053,014          7,053,013
Richfood Stock Fund*                                         195,212          3,580,739          5,514,754
Loans to participants                                              -                  -          1,577,024
                                                                        ----------------- ------------------
                                                                            $12,481,889        $16,248,655
                                                                        ================= ==================

*Party-in-interest

                             Super Rite Foods, Inc.
                      Employee Investment Opportunity Plan

                    Line 27d - Schedule of Party-in-Interest
                          and Reportable Transactions

                          Year ended December 31, 1997



                                                                                                      EXPENSE INCURRED
                                                                 PURCHASE       SELLING      LEASE    WITH TRANSACTION
IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET           PRICE         PRICE       RENTAL
----------------------------------------------------------------------------------------------------------------------

CATEGORY (II) -D SERIES OF NON-SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN
ASSETS:

Prudential Investments
   Retirement Services        Guaranteed Interest Contract        $1,364,663 $        -      $  -         $   -
                              Guaranteed Interest Contract                 -    931,682         -             -

CATEGORY (III) -D SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:


**                          * Richfood Holdings, Inc. common
                                 stock                               360,689          -         -             -
                            * Richfood Holdings, Inc. common
                                 stock                                     -    787,057         -             -




                                                                            CURRENT VALUE OF
                                                                                ASSET ON
                                                                 COST OF    TRANSACTION DATE   NET GAIN
IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET          ASSET                        OR (LOSS)
----------------------------------------------------------------------------------------------------------

CATEGORY (II) -D SERIES OF NON-SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN
ASSETS:

Prudential Investments
   Retirement Services        Guaranteed Interest Contract       $1,364,663     $1,364,663     $         -
                              Guaranteed Interest Contract          931,682        931,682               -

CATEGORY (III) -D SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS:


**                          * Richfood Holdings, Inc. common
                                 stock                              360,689        360,689               -
                            * Richfood Holdings, Inc. common
                                 stock                              611,775        787,057         175,282




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*  Party-in-interest
**Transactions made on the market

There were no category (i) or (iv) reportable transactions during the year ended
December 31, 1997.